

GHOST FLOWER

Ghost Flower, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ghost Flower, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
The financials as of December 31st, 2019 were reviewed by another firm with a review report dated June 12th, 2020. Their report indicated that they were not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 14, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	49,931	49,153
Accounts Receivable	3,577	-
Prepaid Expenses	1,350	-
Inventory	173,469	211,850
Total Current Assets	228,327	261,003
Non-current Assets		
Other Assets	27,167	92,169
Total Non-Current Assets	27,167	92,169
TOTAL ASSETS	255,495	353,172
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	13,139	19,996
Line of Credit	18,651	18,108
Accrued Payroll	433	-
Sales Tax Payable	2,080	2,007
Other Liabilities	3,013	3,657
Total Current Liabilities	37,314	43,768
Long-term Liabilities		
Note Payable	26,800	-
Total Long-Term Liabilities	26,800	-
TOTAL LIABILITIES	64,114	43,768
EQUITY		
Common Stock	675	600
Series Seed 1 Preferred Stock	431,074	431,074
Series 2A Preferred Stock	100,000	-
Series 2B Preferred Stock	205,226	-
Investment Fees (WeFunder)	(21,844)	-
Additional Paid in Capital	2,297,817	2,297,817
Accumulated Deficit	(2,821,567)	(2,420,086)
Total Equity	191,381	309,405
TOTAL LIABILITIES AND EQUITY	255,495	353,172

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	217,903	70,314
Cost of Sales	136,086	79,004
Gross Profit	81,818	(8,690)
Operating Expenses		
Advertising and Marketing	157,397	84,649
General and Administrative	228,827	163,564
Rent and Lease	9,822	9,162
Depreciation	180	-
Amortization	87,070	84,988
Other	-	600
Total Operating Expenses	483,297	342,963
Operating Income	(401,480)	(351,653)
Interest Expense	-	30,452
Net Income	(401,480)	(382,105)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(401,480)	(382,105)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	180	-
Amortization	87,070	84,988
Stock Based Compensation	-	600
Accrued Interest on Notes Converted to Paid in Capital	-	30,021
Accounts Payable	(6,857)	3,086
Accrued Expenses	(139)	519
Deferred Revenue		466
Inventory	38,381	(7,824)
Accounts Receivable	(3,577)	-
Prepaid Expenses	(1,350)	-
Other	543	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	114,251	111,856
Net Cash provided by Operating Activities	(287,228)	(270,249)
INVESTING ACTIVITIES		
Website Development	(22,348)	
Net Cash provided by Investing Activities	(22,348)	-
FINANCING ACTIVITIES		
Common Stock		
Series Seed Stock Sold	305,226	203,500
Note Payable Proceeds	26,800	-
Fees paid for issuance of Series Seed Stock	(21,844)	-
Additional Capital Contributions	-	105,000
Other	173	-
Net Cash provided by Financing Activities	310,355	308,500
Cash at the beginning of period	49,153	11,003
Net Cash increase (decrease) for period	778	38,251
Cash at end of period	49,931	49,153

Statement of Changes in Shareholder Equity

	Preferred Stock		Common Stock			APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount		$ Amount			
Beginning Balance at 1/1/19	-	-	1,265,000		3,370	2,068,000	(2,037,981)	33,389
Issuance of Preferred Stock	1,441,649	431,074	-		-	-	-	431,074
Forfeited Shares	-	-	(9,600)		-	-	-	-
Reverse Stock Split 1 for 100	-	-	(1,252,350)		-	-	-	-
Stock Based Compensation	-	-	600,000		600	-	-	600
Additional Paid in Capital	-	-	-		-	226,447	-	226,447
Net Loss	-	-	-		-	-	(382,105)	(382,105)
Ending Balance 12/31/2019	1,441,649	431,074	603,050		3,970	2,294,447	(2,420,086)	309,405
Issuance of Preferred Stock	-	-	-		-	-	-	-
Forfeited Shares	-	-	-		-	-	-	-
Investment Fees - WeFunder	-	(21,844)	-		-	-	-	(21,844)
Stock Based Compensation	-	-	-		75	-	-	75
Additional Paid in Capital	452,289	305,226	-		-	-		305,226
Net Loss	-	-	-		-	-	(401,480)	(401,480)
Ending Balance 12/31/2020	1,893,938	714,456	603,050		4,045	2,294,447	(2,821,566)	191,382

Ghost Flower, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Ghost Flower, Inc ("the Company") was formed in Texas on June 17th, 2016. The Company earns revenue through the manufacturing of high-performance activewear for women throughout the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Intangible Assets consisted of the following as of December 31st,

	2020	2019
Website	180,781	162,031
Video and digital content	92,930	92,930
Total	273,711	254,961
Less accumulated amortization	(249,962)	(162,892)
Intangible Assets, Net	23,749	92,069

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

<u>Inventory</u>

Inventory consisted of the following as of December 31st:

	2020	**2019**
Finished Goods	116,221	149,564
Raw Materials	57,248	62,286
Total Inventories	173,469	211,850

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In January 2020, the Company entered into a loan agreement for $22,000 with an interest rate of 5% and a maturity date of June 2021. The related party to this loan was to pay invoices on the Company's behalf up to the loan amount. Please see "Loans" under the Debt section for further details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans

In January 2020, the Company entered into a loan agreement for $22,000 with an interest rate of 5% and a maturity date of June 2021. This loan is secured by personal property including but not limited to inventory, furniture, accessories, etc. The Company's invoices were paid for on an on-going basis up to this loan's amount; however, the related party continued to pay invoices up an amount of $30,8000 therefore the balance of this loan was $26,800 as of December 31, 2020.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	26,800
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 3,596,988 of common stock with a par value of $0.001 per share. As of December 31, 2019, 9,600 shares were forfeited, and the remaining 1,252,350 shares were part of a 1 for 100 reverse stock split. 603,050 shares were issued and outstanding as of December 31, 2020.

The Company has authorized 1,893,938 of preferred stock with a par value of $0.001 per share. The preferred stock consists of 1,441,649 shares of Series Seed-1 preferred stock, 158,857 shares of Series Seed-2A preferred stock, and 293,432 shares of Series Seed-2B preferred stock. 1,441,649 an-d 1,893,938 shares were issued and outstanding as of December 31, 2019 and 2020, respectively.

Common Stock

The holders of common stock are entitled to one vote per share.

Preferred Stock

Holders of preferred stock have optional conversion rights to convert their shares into common stock at any time on a one for one basis.

The holders of preferred stock are entitled to cast the number of votes per share equal to the number of whole shares into which the shares of preferred stock are convertible.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the corporation, after the in full payment of all preferential amounts required to be paid to the holders of shares of series seed preferred stock, the remaining assets of the Company available for distribution to its shareholders shall be distributed among the holders of share common stock on a pro rata basis.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 14, 2021, the date these financial statements were available to be issued.

In February 2021, the Company entered into a loan agreement with a related party for $100,000 with a fixed fee of $12,000. This loan is secured by future revenues and has a remittance rate of 16%.

In March 2021, the Company entered into a loan agreement with a third party for $25,000 with a fixed fee of $2,000. This loan is secured by future revenues and has a remittance rate of 10%.

NOTE 8 – GOING CONCERN

The Company is in the start-up phase and has experienced recurring operating losses and negative cashflows since inception. The Company might not have sufficient cash to pay its obligations in full when they become due. The possible inability of the Company to pay these obligations raises substantial doubt about the Company's ability to continue as a going concern. Management has significantly reduced operating expenses by cutting back on the use of outside consultants to handle day to day operations. Management is seeking new equity funding to raise cash and grow sales. Although management believes the Company will be able to raise new financing, there are no assurances that the Company will be successful. The Founders of the Company have represented their intention to loan the Company funds via promissory or convertible notes to ensure the Company has funds necessary to meet obligations in the short term, but the inability of the Company to obtain new financing or successfully implement an alternate plan prior to its obligations becoming due will have an adverse effect on the Company's financial position and results of operations.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.